SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
          _________________________________________________________

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                  (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 For the fiscal year ended December 31, 2003
                 -------------------------------------------

                                      OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ____________ to ___________

                       Commission File Number: 0-14112
                                               -------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Jack Henry & Associates, Inc.
                                 663 Highway 60
                                  P.O. Box 807
                             Monett, Missouri 65708

                             REQUIRED INFORMATION

      The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

      1. Statement of Net Assets Available for Plan Benefits at December 31, 2003, and 2002.

      2. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003.


 EXHIBIT

   23.  Independent Auditors' Consent



                                  SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   JACK HENRY & ASSOCIATES, INC.
                                   401(K) RETIREMENT SAVINGS PLAN


                               By: /s/ Kevin D. Williams
                                  ------------------------------------------
                                  Kevin D. Williams, Chief Financial Officer

 Date: June 28, 2004

                     Jack Henry & Associates, Inc.
                     401(k) Retirement Savings Plan

                     Financial Statements as of
                     December 31, 2003 and 2002 and for the
                     Year Ended December 31, 2003,
                     Supplemental Schedule as of
                     December 31, 2003 and
                     Report of Independent Registered Public
                     Accounting Firm

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN


 TABLE OF CONTENTS
 ----------------------------------------------------------------------------

                                                                    Page

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              1

 FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 2003 and 2002                                     2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the Year Ended December 31, 2003                     3

  Notes to Financial Statements                                      4-6

 SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of
    Assets (Held at Year End)                                         7

 Other supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

 REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM


 Board of Trustees
 Jack Henry & Associates, Inc.
 401(k) Retirement Savings Plan

 We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ DELOITTE & TOUCHE LLP

 St. Louis, Missouri
 June 15, 2004

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
 DECEMBER 31, 2003 AND 2002
 ----------------------------------------------------------------------------

                                                        2003          2002

 ASSETS - Investments                              $ 72,806,980  $ 45,276,878
                                                    -----------   -----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 72,806,980  $ 45,276,878
                                                    ===========   ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 YEAR ENDED DECEMBER 31, 2003
 ----------------------------------------------------------------------------

 ADDITIONS:
   Employer contributions                                        $  4,317,017
   Participant contributions                                        7,792,965
   Rollover accounts for new Plan participants                        984,653
   Net appreciation in fair value of investments                   16,158,626
   Interest and dividends                                             728,556
   Loan interest                                                       70,681
                                                                  -----------
            Total additions                                        30,052,498
                                                                  -----------
 DEDUCTIONS:
   Administrative expenses                                              3,300
   Distributions to participants                                    2,519,096
                                                                  -----------
            Total deductions                                        2,522,396
                                                                  -----------

 NET ADDITIONS                                                     27,530,102

 NET ASSETS AVAILABLE FOR PLAN BENEFITS - Beginning of year        45,276,878
                                                                  -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS - End of year            $ 72,806,980
                                                                  ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN


 NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 2003 AND 2002
 ----------------------------------------------------------------------------

 1. DESCRIPTION OF PLAN

    The following description of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General-The Plan is a defined contribution, 401(k) plan covering all full-time employees of Jack Henry & Associates, Inc. (the "Company") who have at least six months of service and have attained the age of 18. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. In April 2002, the Company's Board of Directors appointed Diversified Investment Advisors as the Plan administrator and Investor's Bank and Trust as the Plan trustee effective July 1, 2002. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Investments-Participants direct the investment of their contributions and employee contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, a money market fund, fourteen mutual funds and a guaranteed separate account fund as investment options for participants.

    Contributions-Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code. The Company matches 100 percent of participant contributions up to a maximum match of the lessor of 5% of the participant's annual compensation or $5,000. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2003 could not exceed $12,000. However, in 2003, if a participant reached age 50 by December 31, 2003, they were able to contribute an additional $2,000 "catch up" contribution to the Plan on a pre-tax basis.

    In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must be actively employed on the last day of the Plan year to share in any discretionary contributions. There were no discretionary contributions in 2003.

    Vesting-Participants are immediately vested in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portions of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

    Benefits-Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account at either the time of termination or at the end of the Plan year. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

    Participant Loans-Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to a maximum of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, unless the loan is going to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (ranging from 4.25% to 12.15% as of December 31, 2003), as determined by the Plan administrator. Principal and interest are paid through payroll deductions. Participants may elect to maintain their loan subsequent to their termination.

    Benefits Payable-Benefits are recorded when paid. As of December 31, 2003 and 2002 distributions payable to Plan participants was zero.

    Forfeited Accounts-At December 31, 2003 and 2002, forfeited nonvested accounts totaled $1,988 and $1,098, respectively. These accounts will be used to reduce future employer contributions.

 2. SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting-The financial statements of the Plan are prepared on the accrual basis.

    Investment Valuation and Income Recognition-Investments are stated at fair value, which is determined using public market quotations if available. Non-publicly traded investments (Diversified Investment Advisors-Managed Stability-Stable 5 Fund) have been reported based on values provided by the Plan trustee. Participant loans are reported at cost, which approximates fair value.

    The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Basis of Allocation-Investment income and gain or loss on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on eligible compensation.

    Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

 3. INVESTMENTS

    The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant self-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

    The components of the Plan's individual investments which represent five percent or more of the Plan's net assets available for benefits at December 31, 2003 and 2002 are as follows:

                                                         2003         2002

     Common stock - Jack Henry & Associates, Inc.    $25,122,943  $13,797,675
     Diversified Investment Advisors - Equity Growth  11,245,306    8,225,483
     Diversified Investment Advisors - Growth and
       Income Fund                                     9,708,619    7,064,383
     Diversified Investment Advisors - Managed
       Stability - Stable 5 Fund                       7,536,685    6,609,242


    During 2003 the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:

     Common stock - Jack Henry & Associates, Inc.                 $ 9,960,772
     Diversified Investment Advisors - Equity Growth Fund           2,185,693
     Diversified Investment Advisors - Growth and Income Fund       1,765,182
     Diversified Investment Advisors - Value & Income Fund            550,084
     Diversified Investment Advisors - Long Horizon Strategic
                                       Allocation Fund                461,585
     Diversified Investment Advisors - Special Equity Fund            417,399
     Diversified Investment Advisors - Intermediate/Long Horizon
                                       Strategic Allocation Fund      243,177
     Diversified Investment Advisors - International Equity Fund      198,875
     Diversified Investment Advisors - Midcap Value Fund              139,400
     Diversified Investment Advisors - Stock Index Fund               101,288
     Diversified Investment Advisors - Intermediate Horizon
                                       Strategic Allocation Fund      100,883
     Diversified Investment Advisors - Short/Intermediate Horizon
                                       Strategic Allocation Fund       35,765
     Diversified Investment Advisors - Short Horizon
                                       Strategic Allocation Fund       19,521
     Diversified Investment Advisors - Core Bond Fund                   4,895
     Diversified Investment Advisors - Intermediate Government
                                       Bond Fund                      (25,893)
                                                                   ----------
                                                                  $16,158,626
                                                                   ==========

 4. TRANSACTIONS WITH PARTIES-IN-INTEREST

    During 2003, the Plan received approximately $164,304 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

 5. PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

 6. TAX STATUS

    The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 10, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). In 2002, the Company filed the Plan's GUST Reinstated Plan document with the IRS. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                               *  * *  *  *  *

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 FORM 5500, SCHEDULE H, PART IV, LINE 4i -
 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 DECEMBER 31, 2003


 Description of Investment                                         Fair Value

 *Diversified Investment Advisors - Money Market Fund             $   770,006

 *Common stock - Jack Henry & Associates, Inc. (1,819,053 shares)  25,122,943

 *Diversified Investment Advisors - Equity Growth Fund
                                    (1,746,166 units)              11,245,306

 *Diversified Investment Advisors - Growth and Income Fund
                                    (1,631,701 units)               9,708,619

 *Diversified Investment Advisors - Managed Stability -
                                    Stable 5 Fund                   7,536,685

 *Diversified Investment Advisors - Value & Income Fund
                                    (290,143 units)                 3,078,412

 *Diversified Investment Advisors - Long Horizon Strategic
                                    Allocation Fund
                                    (339,369 units)                 2,718,349

 *Diversified Investment Advisors - Core Bond Fund
                                    (153,779 units)                 1,619,295

 *Diversified Investment Advisors - Intermediate/Long Horizon
                                    Strategic Allocation Fund
                                    (223,038 units)                 1,940,431

 *Diversified Investment Advisors - Short Horizon Strategic
                                    Allocation Fund
                                    (117,755 units)                 1,210,520

 *Diversified Investment Advisors - Intermediate Horizon
                                    Strategic Allocation Fund
                                    (111,311 units)                 1,018,494

 *Diversified Investment Advisors - Special Equity Fund
                                    (206,992 units)                 1,968,499

 *Diversified Investment Advisors - Short/Intermediate
                                    Strategic Allocation Fund
                                    (52,942 units)                    504,539

 *Diversified Investment Advisors - International Equity Fund
                                    (140,747 units)                 1,059,825
 *Diversified Investment Advisors - Intermediate Government Bond
                                    Fund (81,647 units)               796,060

 *Diversified Investment Advisors - Mid Cap Value Fund
                                    (73,800 units)                    979,324

 *Diversified Investment Advisors - Stock Index Fund
                                    (97,533 units)                    724,671

 *Notes receivable from participants (interest rates ranging
   from 4.25% to 12.15%; maturity dates from 2003 to 2020)            803,014

  AUSA General Insurance Account                                        1,988
                                                                   ----------
 TOTAL                                                            $72,806,980
                                                                   ==========

 * Represents a party-in-interest to the Plan.